                                                                     EXHIBIT 2.3



                            SHARE PURCHASE AGREEMENT



BETWEEN THE UNDERSIGNED:

- LABORATOIRES PEROUSE S.A., a corporation (societe anonyme) organized and existing under French law whose registered office is located at ZA d'Outreville, Bornel, 60540 Bornel, France, registered with the Commercial and Companies Registry of Beauvais under number B 317 883 999, duly represented herein by Mr. Eric Perouse in his capacity as Chairman (hereinafter referred to as the "Seller");

-    Mr. Eric Perouse, of French nationality, residing in L'ISLE ADAM
     (Val d'Oise), 53, rue Saint Lazare, principal shareholder of the Seller (hereinafter referred to as "Mr. Perouse");

     on the one hand,
     ---------------
AND

     Griffith Micro Science S.A.S., a corporation (societe anonyme simplifiee) organized and existing under French law, whose registered office is located at 10 Boulevard du Parc, 92521 Neuilly-sur-Seine, France, duly represented by Mr. Dirk Barrie in his capacity as President of Griffith Micro Science S.A.S. (hereinafter referred to as the "Purchaser");

     on the other hand,
     -----------------

     The Seller, Mr. Perouse and the Purchaser are hereinafter collectively referred to as the "Parties" and, individually, as a "Party".

FIRST OF ALL THE FOLLOWING WAS SET FORTH:

The Seller declares that it owns one hundred two thousand five hundred (102,500) shares (hereinafter referred to as the "Shares") representing 100% of the share capital, the voting rights and the rights to the profits of the company Laboratoires Perouse Sterilisation S.A., a corporation organized and existing under French law with a capital of ten million two hundred fifty thousand (10,250,000) Francs divided into one hundred two thousand five hundred (102,500) shares of one hundred Francs (FF 100) each, whose registered office is located at 8 rue Parmentier, 60290 Rantigny, France, registered with the Commercial and Companies Registry of Beauvais under number B 344 047 097 (hereinafter referred to as the "Company").

The Company's activity is the sterilization of medical devices, healthcare products, cosmetics, laboratory supplies, pharmaceuticals and packaging by means of chemical processes (including ethylene oxide gas) or steam and the development, production and quality control of sterilization equipment using the same processes (the "Sterilization Activity"). Sterilization Activity does not include sterilization by means of electron beams or gamma irradiation.

                                                                              2.



Negotiations have taken place between the Seller and the Purchaser with respect to the acquisition by the Purchaser of the Company. The Seller has expressed the wish that this acquisition take place by means of the acquisition of 100% of the capital, the voting rights and the rights to the profits of the Company.

The Seller is disposed to sell and the Purchaser is disposed to acquire the Shares under the terms and conditions hereinafter set forth.

THE FOLLOWING WAS THEN AGREED:

1 - PURCHASE AND SALE

     The Seller hereby sells on the date hereof (the "Closing Date") all of the Shares to the Purchaser, in such a manner that the Purchaser holds 100% of the capital, the voting rights and the rights to the profits of the Company.

2 - PURCHASE PRICE

    2.1 Purchase Price.

    In consideration for the purchase of the Shares and subject to the conditions and adjustments provided for herein, the Purchaser hereby pays to the Seller, a total price of twenty seven million Francs (FF 27,000,000) (the "Purchase Price").

    2.2 Price Adjustment

    2.2.1 Shareholders Equity.

    The Seller and Mr. Perouse hereby represent and warrant that the shareholders equity of the Company (the "Shareholders Equity") as of the Closing Date (the "Closing Shareholders Equity") shall not be less than the amount of the Shareholders Equity set forth on the balance sheet of the Company as of 30 June, 1994 attached hereto as Annex A (the "30 June Balance Sheet").

    2.2.2 Closing Balance Sheet.

    The Seller and Mr. Perouse shall cause the Company's accountants SECA, 10 bis, rue du General Leclerc, Beauvais, France ("SECA") to prepare the balance sheet of the Company as of the Closing Date (the "Closing Balance Sheet") and deliver the same to the Purchaser and the Purchaser's advisor, KPMG Corporate Finance, 18 bis, rue de Villiers, Neuilly-sur-Seine, France ("KPMG") no later than twenty (20) days after the Closing Date. The Purchaser shall be responsible for arranging for the Seller, Mr. Perouse and SECA access to the documents necessary for preparation of the Closing Balance Sheet. The Purchaser shall cause KPMG to examine the Closing Balance Sheet and, for that purpose, will cause the Company to give access to such documents and information as KPMG may require in order to effect such examination. The Seller and Mr. Perouse shall cause SECA to provide such assistance as KPMG may require. Within twenty (20) days after receipt of the Closing Balance Sheet, the Purchaser shall deliver to

                                                                              3.



the Seller and Mr. Perouse a statement with respect to any proposed adjustments to the Closing Balance Sheet as proposed by KPMG. If the Closing Balance Sheet as examined by KPMG reveals any decrease in the Closing Shareholders Equity as compared to the Shareholders Equity on the June 30 Balance Sheet (the "Shareholders Equity Shortfall") then the Purchaser, Mr. Perouse and the Seller shall negotiate in good faith to attempt to agree upon the actual amount of the Closing Shareholders Equity no later than twenty (20) days after the Seller's receipt of the KPMG audit statement. At the end of the last twenty (20) day period, the more diligent Party will dispose of the delay of five (5) working days to file a demand for arbitration to resolve any dispute in accordance with
Article 2.2.4 below.

     2.2.3 Adjustment of Purchase Price.

     2.2.3.1 Calculation. In the event of any Shareholders Equity Shortfall and subject to the provisions of Article 2.2.3.2 below, the Purchase Price shall be reduced in an amount equal to the Shareholders Equity Shortfall provided that the following conditions are fulfilled:

     (i) the Shareholders Equity Shortfall is a direct result of operations in the ordinary course of business of the Company; and

     (ii) there has been no breach of any of the representations or warranties set forth in Article 6 below.

     2.2.3.2 Deductible Amount. In the event of any Shareholders Equity Shortfall for which the Purchaser makes a claim pursuant to Article 2.2.3.1 above, the Seller shall not be required to pay the first one hundred thousand Francs (FF 100,000) of the amount so calculated, but shall only be liable for the amount in excess of the amount of FF 100,000. Unless an arbitration procedure is commenced in accordance with Article 2.2.4 below, the Seller shall promptly pay to the Purchaser the amount of the claim less the deductible amount. In the event of the Seller's failure to do so, the Amount shall be paid from the Fund as hereinafter defined in Article 2.2.5.

     2.2.3.3 Other Claims. In the event of any Shareholders Equity Shortfall which occurs under circumstances in which the conditions of Article 2.2.3.1 above have not been fulfilled, the Seller shall pay to the Purchaser an amount equal to three (3) times the amount of the Shareholders Equity Shortfall not subject to any set off or deductible amount. The Seller shall promptly pay such amount after the Purchaser's demand therefor unless arbitration is instituted in accordance with the provisions of Article 2.2.4 below. Otherwise, the amount of the claim shall be paid from the Fund as hereinafter defined in Article 2.2.5.

2.2.4 Arbitration.

     In the event of a dispute as to the amount of the Closing Shareholders Equity, the Seller, Mr. Perouse and the Purchaser hereby agree to submit the dispute to arbitration by Ernst & Young, Paris, France ("Ernst & Young"). In the event that Ernst & Young shall be unable or unwilling to accept such a mission, the more diligent Party may apply to the President of the Commercial Court of Paris for the nomination of another auditing firm to take the place of Ernst & Young. Ernst & Young or such other auditing firm shall deliver its decision with respect to

                                                                              4.


the Closing Shareholders Equity no later than forty-five (45) days following acceptance of the appointment. The Party against whom the dispute is resolved shall pay the fees of Ernst & Young or such other auditing firm.

     2.2.5 Escrow Fund.

     On the Closing Date, the Purchaser shall pay to Barclays Bank (the "Escrow Agent") as escrow agent pursuant to the Escrow Agreement attached hereto as Annex B the sum of five million Francs (FF 5,000,000) (the "Fund") which shall be the Purchaser's security for any Purchase Price adjustment based on any Shareholders Equity Shortfall.

     2.2.6 Investment of the Fund.

     The Fund shall be invested in liquid investment grade securities of recognized quality. All interest or other income on the Fund shall be paid to the Party or the Parties pro-rata to the portion of principal of the Fund paid to such Party or Parties.

     2.2.7 Termination of the Fund.

     No later than five (5) days after the amount of the Closing Shareholders Equity shall have been definitively determined, the Purchaser and the Seller shall give joint written instructions to the Escrow Agent as to the payment of the Fund.

     2.3 Payment of the Purchase Price

The Purchase Price, less the amount of the Fund, shall be paid at the Closing by bank check.

     2.4 Dividends

     The Seller and Mr. Perouse hereby represent and warrant to the Purchaser that no dividends have been paid by the Company since January 1, 1994, except for the distribution of reserves as set forth in Annex C hereto.

3 - CLOSING OBLIGATIONS

    3.1 Simultaneously with the execution hereof, the following operations are taking place:

      3.1.1 Termination by mutual consent of the leases currently in force between SCI Eugenie and SCI Diane (collectively, the "Owners"), on the one hand, and the Company, on the other hand, concerning the land and buildings at Vaulx-en-Velin, without any obligation to the parties to such leases to return the same to the original state or to pay damages of any nature whatsoever and the execution, on financial terms which are identical, by the Company, on the one hand, and the SCI Diane and SCI Eugenie, on the other hand, of the commercial leases attached in Annex F-1 relating to all of the buildings and land at

                                                                              5.



            Vaulx-en-Velin, specifically excluding the lease for Vaulx-en-Velin executed by the Company and SCI Eugenie on January 25, 1994 as amended on February 21, 1994.

      3.1.2 Termination by mutual consent of the current lease between the Company and the Societe Civile Immobiliere Parmentier without any obligation to the parties to such lease to return the premises to their original state or to pay damages of any nature whatsoever, and execution of a deed by SCI Parmentier and the Company as set forth in Annex F-2 hereto, pursuant to which SCI Parmentier transfers to the Company all of the buildings and land at Rantigny (the "Rantigny Property") for a price of ten million Francs (FF 10,000,000), plus V.A.T. (the "Rantigny Purchase Price"), the costs, fees and duties relating thereto to being paid by the Purchaser. The Seller and Mr. Perouse hereby guarantee to the Purchaser that the sale of the Rantigny Property is subject to V.A.T. All registration duties which may become payable in respect of the Rantigny Purchase Price or in respect of a part of such price, to the extent and only to the extent that all or part of the sale of the Rantigny Property is not subject to V.A.T., will be for the account of the Seller, Mr. Perouse and SCI Parmentier jointly and severally.

      3.1.3 Delivery by the Seller to the Purchaser of the letters of resignation of the Directors and General Managers (directeurs generaux) of the Company, according to which such persons also waive any claim for any reason whatsoever against the Company the text of which resignation and release is set forth in Annex K hereto.

      3.1.4 Delivery by the Seller to the Purchaser of the share transfer registers, shareholders accounts, and registers of the Company's minutes of General Meetings and Board of Directors Meetings.

      3.1.5 Execution and delivery by Mr. Perouse and all the companies directly or indirectly controlled by Mr. Perouse, on the one hand, and the Purchaser, on the other hand of the agreement for the exclusive provision of ethylene oxide sterilization services set forth in Annex L hereto.

      3.1.6 Termination on the Closing Date of the existing management agreement between the Seller and the Company, without penalty to either party to the said agreement.

      3.2   With respect to the transactions described in Articles 3.1.1 and
3.1.2 above, Mr. Perouse represents and warrants that he controls the SCI's Eugenie, Diane and Parmentier, and jointly and severally guarantees, subject to the terms and conditions of this Agreement, that the aforementioned parties are validly executing and delivering the aforementioned commercial leases to the Purchaser, and that SCI Parmentier is fulfilling all its obligations under
Article 3.1.2 above.

                                                                              6.



4 - REPRESENTATIONS AND WARRANTIES

    4.1 Warranty Agreement. As of the Closing Date the Seller has executed, for the benefit of the Purchaser, and delivered to the Purchaser the Warranty Agreement as set forth in Annex E-1 hereof (the "Warranty Agreement").

    4.2 Covenants of the Seller and Mr. Perouse. The Seller and Mr. Perouse hereby covenant and agree for the benefit of the Purchaser that until the Warranty Agreement has been terminated and the Seller has fulfilled all of its obligations and agreements thereunder:

    (i) The consolidated net worth of the Seller and its Affiliates or the net worth of the Seller in the case in which the Seller shall no longer have any majority participation in its affiliates (collectively the "Net Worth") shall not at any time be less than ten million francs (10.000.000 FF) during the five (5) years starting on the Closing Date. However, if the Net Worth becomes, at any time during this period, less than the said amount of ten million francs (10.000.000 FF), the Seller shall furnish to the Purchaser within a period of thirty (30) days, a supplementary bank guaranty (the "Shortfall Guaranty") in accordance with the guaranty letter of the Societe Generale set forth in Annex E-3 hereto for the amount of the difference between the ten million francs (10.000.000 FF) and the actual Net Worth, the Shortfall Guaranty in no case to be higher than five million francs (5.000.000
           FF) less the current amount of the Bank Guaranty as defined in
           Article 4.5 below. The amount of the Shortfall Guaranty shall be adjusted each year based on the annual accounts of the Seller, deduction being made for the current amount of the Bank Guaranty. For the purposes of this article, if the cumulative amount of the Shortfall Guaranty and the Bank Guaranty is in excess of five million francs (5.000.000 FF), the amount of the Shortfall Guaranty shall be adjusted in such a manner that the amount of the two abovementioned guaranties shall be equal to five million francs (5.000.000 FF).

    (ii) no later than ninety (90) days after the end of each fiscal year of the Seller, the Seller shall deliver to the Purchaser a certified copy of the Seller's financial statements for the most recently ended fiscal year and a certificate signed by the President and the Chief Financial Officer of the Seller certifying as to the Seller's compliance with the covenants and agreements set forth in this
           Article 4.2 of this Agreement, a form of which certification is set forth in Annex J hereto.

    4.3    [Not used].

    4.4    [Not used].

    4.5 Bank Guaranty. The Seller's obligations under this Agreement and the Warranty Agreement are guaranteed by Bank Societe Generale pursuant to the duly executed bank guaranty in an initial amount of three million Francs (FF 3,000,000) in force for a period of three (3) years from the Closing Date which the Seller and Mr. Perouse have delivered herewith to the Purchaser in the form of Annex E-2 attached hereto (the "Bank Guaranty").

                                                                              7.


    4.6 Computer Equipment Sublease. The Sellers hereby represent to the Purchaser that the list of computer equipment set forth in Annex DC-1 hereto constitutes all of the computer equipment currently used in the Sterilization Activity (the "Computer Equipment"). The Computer Equipment is leased by the Seller from SOFINABAIL pursuant to two separate leases dated September 18, 1990 and March 13, 1991, copies of which are attached hereto as Annex DD-1 and Annex DD-2 respectively. The Seller has delivered herewith to the Purchaser the duly executed sublease agreement pursuant to which the Seller agrees to sublease the Computer Equipment to the Company for the agglomerate amount of forty three thousand nine hundred and fourteen Francs (FF 43,914), from the Closing Date until the termination of the respective leases and on such other terms and conditions as provided in the draft sublease set forth in Annexe DE-1 hereto (the "Sublease").

    4.7 Computer Equipment Option to Purchase. At the end of the current term of each lease for the Computer Equipment, the Company shall have the right to acquire full right, title and ownership to the Computer Equipment for a percentage of the termination payment as provided for under the lease in question equivalent to the percentage of the rent paid as further described in the Subleases. A copy of the authorization of Datika, the owner of the software used by the Sterilization Activity to the transfer of same to Purchaser is attached as Annex DC-2 hereto.

    4.8 Sterilization Activity Property. The Seller and Mr. Perouse hereby represent and warrant to the Purchaser that all of the property currently used in connection with the Sterilization Activity is in the possession of the Company on the date hereof and the Company has the legal right to possess and use the same.

    4.9 Vehicles. The Seller hereby represents and warrants to the Purchaser as follows. The vehicles identified in Annex I hereto are the only ones used in the Sterilization Activity (the "Vehicles") and that the Company has full right and title to all the Vehicles except for the automobiles under lease (copies of which leases are set forth in Annex DD-3 hereto). All the Vehicles are in good condition subject to normal wear and tear. The Vehicles are all in the possession of the Company on the date hereof. With respect to the leased automobiles, the Company has the right to continue to lease them and shall be able to acquire them in accordance with the provisions of the corresponding leases.


5. - JUNE 30, 1994 BALANCE SHEET

     The Seller and Mr. Perouse have delivered to the Purchaser the Company's balance sheet for the period ended June 30, 1994, prepared by the management of the Company (the "June 30 Balance Sheet"). The June 30 Balance Sheet takes into account (i) the forgiveness of debt in the amount of three million seven hundred and eighty two thousand, five hundred and fifty six Francs and twenty two centimes (FF 3,782,556.22) owed by the Seller to the Company, this forgiveness not being tax-deductible by the Company and (ii) the distribution of reserves the payment of which has been effected by reduction of the debt owed to the Seller as set forth in Annex C hereto. The Seller and Mr. Perouse hereby represent and warrant to the Purchaser that

                                                                              8.



the June 30 Balance Sheet has been prepared in accordance with accounting principles and procedures applied on a basis consistent with those used to prepare the Company's annual financial statements. The Seller hereby represents and warrants to the Purchaser that the June 30 Balance Sheet presents fairly the Company's shareholders equity at such date.


6. - CONDUCT OF BUSINESS

     6.1 The Seller and Mr. Perouse hereby represent and warrant to the Purchaser with respect to the period commenced February 1, 1994, and ended on the date hereof and except as set forth in Annex H hereto, that the Company:

      6.1.1 has not declared or paid any distribution of dividends or other return on capital, subject to the distribution of reserves as set forth in Annex C hereto;

      6.1.2 has not modified any of its articles, by-laws or corporate bodies, nor decided on the creation, at any time or on a set date, of new shares or other securities representing a portion of the share capital and/or giving right to a share of the profits of the Company;

      6.1.3 has not sold, transferred, mortgaged, pledged or submitted to any restrictions on ownership, possession or enjoyment rights of, any of its tangible or intangible assets, except in the ordinary course of business and under such terms and conditions as are in accordance with those of the market and professional practices, and provided that they are not assets essential to the activities of the Company or whose market value exceeds in aggregate 50,000 Francs;

      6.1.4 has not entered into any contract, commitment or agreement whatsoever other than those required in the ordinary course of business and on the condition that they are entered into in conditions in accordance with those of the market and professional standards and respecting the legislation and regulations in force and does not entail payments by or to the Company in excess of 50,000 Francs per contract, commitment or agreement;

      6.1.5 has not terminated in advance any contract, commitment or agreement whatsoever to which the Company is a party, subject to the ordinary course of business;

      6.1.6 has not decided on nor undertaken to grant in the future any salary increase or increase in the remuneration or benefits nor to provide any new benefits or advantages other than those existing on January 31, 1994, for the benefit of any of its employees, directors, corporate representatives or other managers, advisors or consultants, subject to increases in the ordinary course of business;

                                                                              9.



      6.1.7 has not hired any employee or proceeded with any recruitment or recruitment undertaking;

      6.1.8  has not terminated any management level employee;

      6.1.9 has maintained its tangible assets in a good state of repair and maintenance;

      6.1.10 has been managed with due and proper care and has continued to operate its business in the same way as done in the past, has continued to benefit from the services of its directors, corporate representatives and other managers, advisors and consultants and employees and has maintained good relations with its clients, distributors, suppliers and other entities or persons with whom it has a business relationship, as well as any administration or authority on which it depends.

     6.2 The Seller and Mr. Perouse further represent and warrant to the Purchaser as follows:

      6.2.1 The aggregate debt of the Company as set forth in the June 30 Balance Sheet, entrey "Bank Loan", does not exceed at the Closing Date the amount of 6,525,000 Francs disclosed in the Financial Statements of the Company as of December 31, 1993 prepared by the Cabinet SECA, less any scheduled repayment of such debt amount pursuant to the underlying loan agreements.

      6.2.2 [Not used].

      6.2.3 The Seller has complete ownership, free of any pledge, lien, encumbrance, restriction or charge, of the Shares and free of any claim by any former shareholder of the Company.

      6.2.4 Subject to any applicable statute of limitation, the installations and the activity of the Company is and has always been completely in accordance with the laws, regulations and individual administrative decisions applicable thereto.

      6.2.5 The transfer of the Shares to the Purchaser and/or the change in control of the Company which results from such transfer does not adversely affect the financial, legal, operational or commercial position of the Company.

      6.2.6 There does not exist any other factor of such nature as to cause a professional buyer reasonably to determine not to proceed with the purchase of the Shares under the terms and conditions hereof.

                                                                             10.


      6.2.7 The lease dated January 25, 1994, as amended on February 21, 1994, for the rental of certain property in Vaulx-en-Velin has been terminated and the Company has been fully reimbursed for (a) all rents paid thereunder and (b) the increased rents paid on the existing facility in Vaulx-en-Velin charged to the Company subsequent to December 31, 1993.

7. - FRENCH GOVERNMENT REQUIREMENTS

The Parties hereby acknowledge the fulfillment of all the conditions required by law and in particular sending the notice of the proposed investment to the Ministry of Economy as required by the French regulation of foreign investments in France.


8. - POST-CLOSING UNDERTAKINGS OF CONFIDENTIALITY AND NON-COMPETITION

     8.1 The Seller and Mr. Perouse hereby agree to keep secret and confidential all commercial, financial, technical or other information which they have in their possession regarding the business of the Company, and its clients, not including the information which is known publicly or available to the public and deliver the same to the Purchaser on the Closing Date. In addition, they agree not to use for their benefit or reveal to third parties any commercial secrets, know-how or confidential information about the Company, except that they may use such know-how or confidential information for the purpose of the activities described in Article 8.3 hereafter.

     8.2 The Seller and Mr. Perouse undertake, in their own names as well as in the name of each of the companies which either one of them controls directly or indirectly, for a period of five (5) years as from the Closing Date, not to exercise any activity whatsoever in the field of Sterilization Activity, whether directly or indirectly (through the intermediary of an entity which either of them controls or manages, through a third party or otherwise) whether a board member, an employee, manager in law or de facto, authorized representative, consultant or otherwise within the territory defined by a circle having a radius of three hundred twenty (320) kilometers around each facility of the Company (the "Territory"). The Seller and Mr. Perouse each undertakes, for the same period, not to hold directly or indirectly more than five per cent (5%) of the voting rights or rights to dividends in an enterprise which directly or indirectly exercises an activity in the field of Sterilization Activity in the Territory. It will be considered that an entity exercises an activity in the field of Sterilization Activity in the Territory if either (i) it owns controls or otherwise operates a facility engaging in Sterilization Activity within the Territory or (ii) any products sterilized by such entity are delivered within the Territory regardless of the location of the sterilization facility.

     For purposes of the present provision, it shall not be deemed a violation of the noncompetition obligation for the Seller to have an interest, even majority interest, in the Belgian law company Caric Mediris ("Caric Mediris"). However, if the Seller acquires the control of

                                                                             11.


Caric Mediris, it agrees and guarantees that Caric Mediris will respect the noncompetition provision set forth in this Article 8.2.

     8.3 The in-house steam sterilization and electron beam sterilization of products manufactured by the Perouse group in facilities belonging to companies owned and controlled by the Seller as they exist at the date hereof (as such products and facilities are described in ANNEX G attached hereto) will not fall within the scope of the non-competition undertaking stipulated in Article 8.2 above.

     8.4 The Seller and Mr. Perouse agree that the Purchaser shall be entitled to the declaration of an injunction in the event of any breach of their obligations under this Article 8, and hereby submit to the jurisdiction of any competent court for the granting of such injunctive relief. For the purpose of enforcing its rights under this Article 8.4, the Purchaser need not institute an arbitration proceeding pursuant to Article 10.13 hereof and may proceed directly with court proceedings to obtain injunctive relief and enforce its rights hereunder.

     8.5 The Seller and Mr. Perouse hereby agree, subject to the provisions of
Article 8.3 above, on their behalf and on behalf of all of their controlled affiliates, entities and persons as they exist today or in the future, to procure all of their requirements for ethylene oxide sterilization services in Continental Europe and Great Britain from the Company as such requirements exist on the date hereto or in the future on the terms and conditions set forth in Annex L hereto and such other agreements as may become necessary to effect the foregoing.


9. - USE OF THE PEROUSE NAME AND ITS DERIVATIVES

     9.1 The Purchaser and the Company may use the "PEROUSE" name and its derivatives (such as Perouse Sterilisation") and the Perouse trademark and its derivatives for a period of two (2) years as from the Closing Date. At the end of the this period, the Company will have to, insofar as necessary, change its corporate name in order that the "PEROUSE" name no longer appears and the Purchaser will ensure that the companies of its group cease all usage of the "PEROUSE" name.

     9.2 Without prejudice to the non-competition undertaking provided in
Article 8 above, the Seller and Mr. Perouse undertake, in their own name as well as in the name of the companies which they directly or indirectly control or manage, not to use the name and the trademark "PEROUSE" and their derivatives for any activity in the field of Sterilization Activity.

     9.3 The Seller agrees to cause the companies Caric Aube Champagne S.A. and Laboratories Caric S.A. to cease use of the name "PEROUSE" at the latest by September 1, 1994.

     9.4 The Seller hereby agrees to cause the Company to cease use of the name "CARIC" at the latest by September 1, 1994.

                                                                             12.

10. - MISCELLANEOUS PROVISIONS

      10.1 This Agreement will inure to the benefit of the Parties and shall be binding upon them and their respective permitted successors and assigns.

      10.2 It is expressly agreed between the Parties that the Purchaser may assign to any company within its Affiliated group the rights and obligations from which it benefits or for which it is responsible, pursuant to the provisions of this Agreement, it being understood that it will remain jointly and severally liable for the performance of said obligations by the assignee.

      10.3 The Seller and Mr. Perouse may not assign, delegate or transfer all or any part of their rights and obligations pursuant to this Agreement without the prior written agreement of the Purchaser.

      10.4 This Agreement constitutes the entire agreement between the Seller and Mr. Perouse on the one hand and the Purchaser on the other hand, with respect to the subject matter hereof. It invalidates and replaces any discussion, agreement or letter of intent which may have taken place between the Parties concerning the same purpose prior to its signature. No amendment or waiver of any provision of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

      10.5 The Annexes to this Agreement form an integral part thereof.

      10.6 [Not used].

      10.7 The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      10.8 [Not used].

      10.9 Neither the Seller, Mr. Perouse nor any of their Affiliates have retained or employed any broker, finder, investment banker or person who could have a valid claim against the Purchaser and/or the Company for a fee, commission, brokerage or other compensation in connection with this Agreement or the transactions contemplated hereby or taken any action or entered into any agreement or understanding which would give any such person any such valid claim against the Purchaser; and neither the Purchaser nor any of its Affiliates has retained or employed any broker, finder, investment banker or person who could have a valid claim against the Seller or Mr. Perouse for a fee, commission, brokerage or other compensation in connection with this Agreement or the transactions contemplated hereby or taken any action or entered into any agreement or understanding which would give any such person any such valid claim against the Seller or Mr. Perouse.

     10.10 The invalidity of all or any part of any article of this Agreement shall not render the remainder of that article or this Agreement invalid, and the Agreement shall be carried out as nearly as possible according to its original terms and intent.

                                                                             13.


     10.11 The failure to enforce or to require the performance at any time of any of the provisions of this Agreement shall in no way be construed to be a waiver of such provisions, and shall not affect either the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every provision in accordance with its terms. Any right of rescission conferred upon the Parties shall be in addition to and without prejudice to all other rights and remedies available to the Parties and no exercise or failure to exercise such a right of rescission shall constitute a waiver of any other right or remedy. The Closing shall not constitute a waiver by any Party of any breach of any provision of this Agreement whether or not known to such Party at the Closing.

     10.12 This Agreement is governed by French Law.

     10.13 Any dispute arising out of or in connection herewith, shall be conclusively settled by arbitration conducted in both the French and English languages in Paris, France, in accordance with the then-existing Rules of Conciliation and Arbitration of the International Chamber of Commerce (ICC). The Seller and Mr. Perouse shall jointly appoint one (1) arbitrator and the Purchaser shall appoint one (1) arbitrator and these two (2) arbitrators shall mutually agree upon the third arbitrator to constitute the arbitration panel of three (3) members. If either Party fails to appoint an arbitrator within thirty (30) days after the appointment of an arbitrator by the other Party, or if the two (2) arbitrators fail to agree upon a third within thirty (30) days after the appointment of the second arbitrator the most diligent Party may apply to the ICC for the appointment of the defaulting Party's arbitrator, or of the third arbitrator, as the case may be. The arbitrators shall understand both French and English perfectly and either language will be acceptable for oral and written pleadings. The arbitrators will make a finding based on legal principles.

           Nevertheless, when the amount of the claim or dispute in question, including the amount of any counterclaim, is less than one million Francs (FF 1,000,000), the Parties agree to submit their dispute to a single arbitrator appointed by the President of the Paris Commercial Court at the request of the most diligent Party. However, if one of the Parties so wishes, it may within fifteen (15) days of the date of the President of the Commercial Court's order, name a second arbitrator. In such a situation, the other Party shall name a third arbitrator within the same time period. The single arbitrator, or the three arbitrators must understand French and English perfectly and the written and oral pleadings shall be capable of being submitted in either language.
They shall make a finding based on legal principles and give their decision within three (3) months of (i) the date of the President of the Commercial Court's nomination, in the case of a single arbitrator, or (ii) the nomination of the second and third arbitrators in the case of a plurality of arbitrators. Such time limit may be extended by decision of the arbitration panel.

           The award of the arbitrator(s) shall be final, binding and executory, and judgment thereon may be entered in any court having jurisdiction thereof. The arbitrators shall award costs and expenses of the arbitration, including but not limited to fees and expenses of the arbitrators, administrative expenses of the ICC, fees of counsel and other related expenses of the Parties (the "Costs"). In making their award with regard to the Costs, the arbitrators shall have regard to the outcome of the arbitration and to the success or failure of the claims made therein. In the event

                                                                             14.



that the Party which commenced the arbitration procedure does not provide proof of at least a substantial part of all of its claims, such Party shall be obliged to pay all the Costs.

     10.14 Any notification or communication addressed by either one of the Parties to the other under this Agreement must be made by registered letter with notice of receipt and at the same time by telecopy sent to the persons and addresses below:


      To the Seller and/or Mr. Perouse

      -------------------------------------------
      Z.A. d'Outreville
      60540 Bornel
      France

      For the attention of Mr. Eric Perouse
      Telecopy No: (33) 44.08.49.62

      With a copy to:
                  Dutoit, Fouques, Carluis et Associes
                  Technopolis
                  Zone d'Activite de Mercieres
                  60471 Compiegne Cedex
                  France

                  For the attention of Messrs Alain Carluis and Xavier Roguet Telecopy No: (33) 44.23.29.21

      and to:

                  SECA
                  10 bis rue du General Leclerc
                  6000 Beauvais
                  France

                  For the Attention of Mr. Alain Collet
                  Telecopy No: (33) 44.45.61.96


To the Purchaser:
-----------------

Griffith Micro Science S.A.S.
10 Boulevard du Parc
92521 Neuilly-Sur-Seine
France

                                                                             15.

For the attention of Mr. Dirk Barrie
Telecopy No: (33) (1) 46 43 93 94
With a copy to:
                    Griffith Laboratories Worldwide Inc.
                    One Griffith Center
                    Alsip, Illinois  60658
                    U.S.A.


                    For the attention of: Mr. James S. Legg, Legal Department Telecopy No: 1 (708) 371 4783

   and to:          Coudert Freres
                    52 avenue des Champs-Elysees
                    75008 Paris
                    France

                    For the attention of: Mr. George T. Yates, III Telecopy No: (33)(1) 43.59.66.55


         The reception or communication date will be deemed to be that of the telecopy.

         Each one of the Parties may notify the other of any change in address, fax number or addressee by respecting the above indicated procedure.

     10.15 For the purpose of this Agreement unless the context requires otherwise, Affiliate (and forms thereof such as Affiliated) means any person (including any individual, trust, estate, partnership, corporation, limited liability company or other juridical entity, business enterprise or association) which is directly or indirectly controlled by, under common control with, or controls any Party to this Agreement or in which any such party has an ownership interest.

     10.16 Terms used in this Agreement not defined herein shall have the meaning attributed to them in the Warranty Agreement.

Signed in Paris, on July 22, 1994
In five (5) originals, one for the Purchaser and one for each of the Seller and Mr. Perouse.



     /s/ Eric Perouse                           /s/ Dirk Barrie
-----------------------------              --------------------------
Mr. Eric Perouse                           Griffith Micro Science S.A.S.
                                           By:  Mr. Dirk Barrie
                                           Title:  Chairman of Griffith Micro
                                           Science B.V., its President

                                                                             16.


     /s/ Eric Perouse
---------------------------------
LABORATOIRES PEROUSE S.A.
By:  Mr. Eric Perouse
Title: Chairman

                                                                             17.





                            SHARE PURCHASE AGREEMENT

                                LIST OF ANNEXES




Annex A  June 30 Balance Sheet

Annex B  Escrow Agreement

Annex C  Dividends

Annex D  Finance Leases and Computer Equipment

         Annex DC-1   Computer Equipment
         Annex DC-2   Copy of a fax dated February 7, 1994 from Datika
                      concerning the sale of the computing software
         Annex DD-1   Copy of the finance lease dated September 18, 1990
         Annex DD-2   Copy of the finance lease dated March 13, 1991
         Annex DD-3   Copy of Automobile Leases
         Annex DE-1   Computer Equipment Sublease

Annex E  Warranty Agreement
         Annex E-1    Warranty Agreement
         Annex E-2    First Demand Guaranty of Banque Scalbert Dupont
         Annex E-3    Guaranty Letter of Banque Scalbert Dupont

Annex F  Real Estate
         Annex F-1    Commercial Leases relating to Vaulx-en-Velin
         Annex F-2    Deed relating to Rantigny

Annex G Description of Existing Facilities for In-House Steam and Electron Beam Sterilization

Annex H  Conduct of Business Exceptions

Annex I  List of Vehicles

Annex J  Form of Compliance Certificate

Annex K  Form of Resignation and Release

Annex L  Sterilization Services Agreement

                                                                             18.


                               TABLE OF CONTENTS


                                                                  page

1.  - PURCHASE AND SALE..........................................  2

2.  - PURCHASE PRICE.............................................  2

      2.1   Purchase Price.......................................  2
      2.2   Price Adjustment.....................................  2
      2.3   Payment of the Purchase Price........................  4
      2.4   Dividends............................................  4

3.  - CLOSING OBLIGATIONS........................................  4

4.  - REPRESENTATIONS AND WARRANTIES.............................  6

      4.1   Warranty Agreement...................................  6
      4.2   Covenants of the Seller and Mr. Perouse..............  6
      4.3                                                          6
      4.4                                                          6
      4.5   Bank Guaranty........................................  6
      4.6   Computer Equipment Sublease..........................  7
      4.7   Computer Equipment Option to Purchase................  7
      4.8   Sterilization Activity Property......................  7
      4.9   Vehicles.............................................  7

5.  - JUNE 30, 1994 BALANCE SHEET................................  7

6.  - CONDUCT OF BUSINESS........................................  8

7.  - FRENCH GOVERNMENT REQUIREMENTS............................. 10

8.  - POST-CLOSING UNDERTAKINGS OF CONFIDENTIALITY AND
      NON-COMPETITION............................................ 10

9.  - USE OF THE PEROUSE NAME AND ITS DERIVATIVES................ 11

10. - MISCELLANEOUS PROVISIONS................................... 12
